Exhibit 99.1

JD.com Announces Updates of Its Share Repurchase Program

Beijing, April 18, 2024— JD.com, Inc. (“JD.com” or the “Company”) (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter)), a leading supply chain-based technology and service provider, today announced that, during the quarter ended March 31, 2024, the Company repurchased a total of 87.5 million Class A ordinary shares (equivalent of 43.8 million ADSs) for a total of US$1.2 billion. All of these shares were repurchased in the open markets from both NASDAQ and the Hong Kong Stock Exchange pursuant to the Company’s share repurchase programs publicly announced. The total number of shares repurchased by the Company in the first quarter of 2024 amounted to approximately 2.8% of its ordinary shares outstanding as of December 31, 20231.

Pursuant to the Company’s previous share repurchase program, expired on March 17, 2024, the Company has repurchased a total of approximately US$2.1 billion as of March 17, 2024.

Pursuant to the Company’s new share repurchase program, which is effective through March 18, 2027, the Company has repurchased a total of approximately US$0.5 billion as of March 31, 2024. The remaining amount under the Company’s new share repurchase program was US$2.5 billion as of March 31, 2024.

About JD.com, Inc.

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

For investor and media inquiries, please contact:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

[1]	The number of ordinary shares outstanding as of December 31, 2023 was 3,137,663,915 shares, being 3,183,434,337 issued shares minus 45,770,422 treasury stock.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Stock Exchange of Hong Kong Limited, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Stock Exchange of Hong Kong Limited. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.